UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Sustainability Report of Shinhan Financial Group for 2023

On June 28, 2024, Shinhan Financial Group submitted ‘Shinhan Financial Group ESG Report 2023’ (“the Report”) to Korea Exchange.

The Report complies with Sustainability Reporting Guidelines of the Global Reporting Initiative (GRI) and fulfills the conditions in accordance with the Core Option. The financial information included in the Report follows the Korean International Financial Reporting Standards (K-IFRS), which uses the unit of the Korean won (KRW).

This Report complies with the Disclosure Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for disclosure of climate change-related information and the reporting principles of the Principles for Responsible Banking (PRB). And The International Sustainability Standards Board(ISSB) IFRS S2 Climate Disclosure Draft has been applied. It also considers Sustainability Accounting Standards Board (SASB) industry standards to reflect important industry issues.

The Report is consisted of four report sections of ‘ESG Report’, ‘ESG Highlights’, ‘Special Report’, and ‘ESG Data Pack’.

The report in Korean language is available at our website (www.shinhangroup.com), and the report in English is scheduled to be posted on our website in July 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: June 28, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer